TSMC Reports Fourth Quarter EPS of NT$11.41

HSINCHU, Taiwan, R.O.C., Jan. 12, 2023 -- TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$625.53 billion, net income of NT$295.90 billion, and diluted earnings per share of NT$11.41 (US$1.82 per ADR unit) for the fourth quarter ended December 31, 2022.

Year-over-year, fourth quarter revenue increased 42.8% while net income and diluted EPS both increased 78.0%. Compared to third quarter 2022, fourth quarter results represented a 2.0% increase in revenue and a 5.4% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, fourth quarter revenue was $19.93 billion, which increased 26.7% year-over-year but decreased 1.5% from the previous quarter.

Gross margin for the quarter was 62.2%, operating margin was 52.0%, and net profit margin was 47.3%.

In the fourth quarter, shipments of 5-nanometer accounted for 32% of total wafer revenue; 7-nanometer accounted for 22%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 54% of total wafer revenue.

“Our fourth quarter business was dampened by end market demand softness, and customers’ inventory adjustment, despite the continued ramp-up for our industry-leading 5nm technologies,” said Wendell Huang, VP and Chief Financial Officer of TSMC. “Moving into first quarter 2023, as overall macroeconomic conditions remain weak, we expect our business to be further impacted by continued end market demand softness, and customers’ further inventory adjustment.”

Based on the Company’s current business outlook, management expects the overall performance for first quarter 2023 to be as follows:

•Revenue is expected to be between US$16.7 billion and US$17.5 billion; And, based on the exchange rate assumption of 1 US dollar to 30.7 NT dollars,

•Gross profit margin is expected to be between 53.5% and 55.5%;

•Operating profit margin is expected to be between 41.5% and 43.5%.

The management further expects the 2023 capital budget to be between US$32 billion and US$36 billion.

TSMC’s 2022 fourth quarter consolidated results:

(Unit: NT$ million, except for EPS)
	4Q22	4Q21	YoY	3Q22	QoQ
	Amount[a]	Amount	Inc. (Dec.) %	Amount	Inc. (Dec.) %
Net sales	625,532	438,189	42.8	613,142	2.0
Gross profit	389,185	230,755	68.7	370,499	5.0
Income from operations	325,041	182,772	77.8	310,324	4.7
Income before tax	334,670	184,819	81.1	316,691	5.7
Net income	295,904	166,232	78.0	280,866	5.4
EPS (NT$)	11.41[b]	6.41[c]	78.0	10.83[b]	5.4
a: 4Q2022 figures have not been approved by Board of Directors
b: Based on 25,929 million weighted average outstanding shares
c: Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 12,698 products for 532 customers in 2022 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:

Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com